UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04053376

December 27, 2004

Michael D. Winterhalter
Kirkpatrick & Lockhart LLP
Henry W. Oliver Building
535 Smithfield Street
Pittsburgh, PA 15222-2312

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/27/2004

Re: Crane Co.
Incoming letter dated December 9, 2004

Dear Mr. Winterhalter:

This is in response to your letter dated December 9, 2004 concerning the shareholder proposal submitted to Crane by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

131 3900

Kirkpatrick & Lockhart LLP

Henry W. Oliver Building
535 Smithfield Street
Pittsburgh, PA 15222-2312
412.355.6500
www.kl.com

Michael D. Winterhalter
412.355.8972
Fax: 412.355.6501
mwinterhalter@kl.com

December 9, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Crane Co.
Exclusion of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Crane Co. ("Crane"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Crane's view that, for the reason stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by Patrick Doherty from the Office of the Comptroller of the City of New York, as custodian and trustee of the New York City Employees' Retirement System, the New York City Teacher's Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (collectively, the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by Crane in connection with its 2005 annual meeting of shareholders (the "2005 Annual Meeting").

Pursuant to Rule 14a-8(j), enclosed are six copies each of (i) this letter and (ii) the Proposal and cover letter dated December 1, 2004 submitted by the Proponent, attached hereto as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being mailed concurrently to the proponent. Also enclosed are an extra copy of this letter and the Proposal and the cover letter submitted by the Proponent. Please acknowledge receipt of these extra materials by date-stamping and returning them in the enclosed, self-addressed envelope.

I. Introduction

Crane requests that the Staff concur with its view that the Proposal may be excluded from the Proxy Materials because, in violation of Rule 14a-8(e)(2), the Proponent has submitted the Proposal in an untimely manner. In addition, as discussed below, because the Proposal was submitted in an untimely manner, Crane requests that the Staff waive the requirement under Rule

14a-8(j)(1) that this letter be submitted at least 80 calendar days before the date of Crane's filing of its definitive Proxy Materials with the Commission.

II. Basis for Excluding the Proposal

Rule 14a-8(e)(2) states that a shareholder proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting" for the submission of such proposal to be deemed timely for Rule 14a-8 purposes. The Proposal was received by Crane on December 2, 2004, nearly four weeks after the November 5, 2004 submission deadline. Because the Proponent failed to submit the Proposal within the time frame required under Rule 14a-8(e)(2), the Proposal may properly be excluded from the Proxy Materials.

In Crane's proxy statement distributed to shareholders in connection with Crane's 2004 annual meeting of shareholders, Crane informed shareholders that proposals must be received no later than November 5, 2004 to be considered for inclusion in the Proxy Materials to be distributed in connection with the 2005 Annual Meeting. This date was calculated in accordance with Rule 14a-8(e)(2) and remains effective because the 2005 Annual Meeting date has not been changed to a date more than thirty days from the date of the 2004 annual meeting. Because Crane received the Proposal on December 2, 2004, the Proponent has failed to meet the timeliness requirement under Rule 14a-8.

We note Crane has not provided the Proponent with the 14-day notice under Rule 14a-8(f)(1), because such notice is not required if the defect in a proposal cannot be cured. Rule 14a-8(f)(1) does not require the 14-day notice in connection with violations of Rule 14a-8(e). Section C.6.c. of the Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) cites the failure of a proponent to submit a proposal by the submission deadline as an example of a defect that cannot be remedied and, therefore, not subject to the 14-day notice requirement under Rule 14a-8(f)(1).

III. Crane's No-Action Request Falls Under the Good-Cause Exception to Rule 14a-8(j)(1).

Crane also respectfully requests that the Staff waive the requirement under Rule 14a-8(j)(1) that Crane file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) provides that the Staff may permit Crane to seek relief from the 80-day deadline upon a showing that good cause exists for missing the deadline.

As discussed above, the Proposal was submitted by the Proponent nearly 4 weeks after the submission deadline. The Proposal was received by the Company by facsimile transmission on December 2, 2004. Although Crane has not set a precise date for the filing of its definitive Proxy Materials with the Commission, it is possible that this letter is being submitted to the Staff less than 80 calendar days before such date. Accordingly, Crane is requesting a waiver of such 80-day period.

IV. Conclusion

For the reasons discussed above, Crane requests that the Staff concur with Crane's view that the Proposal may be properly omitted from its Proxy Materials under Rule 14a-8(e) because the Proponent has submitted the Proposal in an untimely manner. Crane also requests that the Staff waive the requirement under Rule 14a-8(j)(1) that this letter be submitted at least 80 calendar days before the date of filing of its definitive Proxy Materials.

If the Staff has any questions or comments regarding this letter, please contact the undersigned at (412) 355-8972.

Very truly yours,

Michael D. Winterhalter

Enclosure

cc: Augustus I. duPont
Vice President, General Counsel and Secretary
Patrick Doherty

EXHIBIT A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 1, 2004

Mr. Augustus DuPont
Vice President, Gen. Counsel and
Secretary
Crane Company
100 First Stamford Place
Stamford, CT 06902

Dear Mr. DuPont:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The boards of trustees of the funds have passed resolutions calling for corporations that have operations in Northern Ireland to implement the set of equal employment opportunity standards known as the MacBride Principles. Since your company has a wholly-owned subsidiary in Northern Ireland, your company falls within the scope of these resolutions.

Therefore, we offer the enclosed initiative for shareholders to consider and approve at your next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934 and I ask that it be included in your proxy statement.

Letters from Citibank and Bank of New York certifying the funds' ownership, continually for over a year, of shares of Crane common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

Over the past fifteen years, our office has negotiated and reached agreements with seventy-two corporations with facilities in Northern Ireland. All agreed to specific actions that would improve equal employment opportunity in their operations in Northern Ireland. The success of these discussions led us to withdraw resolutions like the enclosed, which had been filed for submission to shareholders at their annual meetings.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651, if you have any further questions on this matter.

Very truly yours,

Patrick Doherty

Enclosures

Crane.macb.ltr.02-05

NORTHERN IRELAND - MACBRIDE PRINCIPLES

WHEREAS, Crane Company has a subsidiary in Northern Ireland;

WHEREAS, the securing of a lasting peace in Northern Ireland encourages us to promote means for establishing justice and equality;

WHEREAS, employment discrimination in Northern Ireland was cited by the International Commission of Jurists as being one of the major causes of sectarian strife;

WHEREAS, Dr. Sean MacBride, founder of Amnesty International and Nobel Peace laureate, has proposed several equal opportunity employment principles to serve as guidelines for corporations in Northern Ireland. These include:

1. Increasing the representation of individuals from underrepresented religious groups in the workforce including managerial, supervisory, administrative, clerical and technical jobs.

2. Adequate security for the protection of minority employees both at the workplace and while traveling to and from work.

3. The banning of provocative religious or political emblems from the workplace.

4. All job openings should be publicly advertised and special recruitment efforts should be made to attract applicants from underrepresented religious groups.

5. Layoff, recall, and termination procedures should not in practice, favor particular religious groupings.

6. The abolition of job reservations, apprenticeship restrictions, and differential employment criteria, which discriminate on the basis of religion or ethnic origin.

7. The development of training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.

8. The establishment of procedures to assess, identify and actively recruit minority employees with potential for further advancement.

9. The appointment of a senior management staff member to oversee the company's affirmative action efforts and the setting up of timetables to carry out affirmative action principles.

RESOLVED: Shareholders request the Board of Directors to:

Make all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles.

SUPPORTING STATEMENT

We believe that our company benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the MacBride Principles by Crane Company will demonstrate its concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns.

Macbride resolution 2005

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 27, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Crane Co.
Incoming letter dated December 9, 2004

The proposal relates to a set of principles.

There appears to be some basis for your view that Crane may exclude the proposal under rule 14a-8(e)(2) because Crane received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Crane omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel